Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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(Print or Type Responses)

1. Name and Address of Reporting Person* McAleer Joseph A.	2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ____ 10% Owner ____ Officer (give ____ Other (specify title below) below)
(Last) (First) (Middle) 709 Chippenham Court	3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)			4. Statement for Month/Year December 2001
(Street) Winston-Salem NC 27104				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	09/26/01	W		723,844	A
Common Stock	10/23/01	W		62,360	A
Common Stock	11/26/01	S		18,660	D	$39.69
Common Stock	11/30/01	S		51,500	D	$37.40
Common Stock	12/03/01	S		75,000	D	$37.40
Common Stock	12/05/01	S		100,000	D	$38.01
Common Stock	12/06/01	S		40,000	D	$39.06
Common Stock	12/10/01	S		60,000	D	$40.32
Common Stock	12/14/01	S		100,000	D	$40.13
Common Stock	12/17/01	S		9,000	D	$40.26
Common Stock	12/19/01	S		91,000	D	$40.07	2,311,924	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

Common Stock	5,300	I	(1)
Common Stock	2,000	I	(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)   Held by the Joseph A. McAleer, Sr. Trust dated 12-20-91, a trust for the benefit of Mr. Joseph A. McAleer, Jr.'s children,
        Joseph McAleer, III, Mary McAleer Dickerson, and Karen McAleer, and of which Mr. Joseph A. McAleer, Jr. is sole trustee.
(2) Held by Mr. McAleer's IRA.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Joseph A. McAleer, Jr. Joseph A. McAleer, Jr. **Signature of Reporting Person	01-08-02 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2